Washington, D.C. 20549




                                   FORM 6-K
                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                              For March 24, 2006



                         Andina Bottling Company, Inc.
                         -----------------------------
                (Translation of registrant's name into English)
                           Avenida Andres Bello 2687
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                              Piso 20, Las Condes
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                                   Santiago
                        -------------------------------
                                     Chile
                          ---------------------------
                   (Address of principal executive offices)
                             Form 20-F X Form 40-F
                                    --- ---



     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes       No X
                                 ---       ---

                                MATERIAL EVENT


CORPORATE NAME            :        EMBOTELLADORA ANDINA S.A.

SECURITIES REGISTRY       :        00124

TAXPAYER I.D.             :        91.144.000-8

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The following material event is reported by virtue of the stipulations in
Article 9 and subparagraph 2 of Article 10 of Law 18,045, and the provisions in Section II.1.B.3 of General Rule No. 30 of the Superintendency of Securities and Insurance:

The following was discussed at a special meeting of the Company's Board of Directors held today:

I. It was resolved to propose to the Shareholders Meeting the payment of an Additional Dividend on account of the Retained Earnings Fund, additional to the Final Dividend for the 2005 fiscal year (approved and disclosed last February), for the following amounts:

         a) CH$70 (seventy pesos) per Series A share; and b) CH$77 (seventy-seven pesos) per Series B share.

         If approved by the Shareholders Meeting, this Additional Dividend would be paid starting May 30, 2006 and the Shareholders Registry would be closed May 24, 2006 for the determination of the recipients of payment.

II. The recent resignations of Glenn Jordan Schoenbohm and his alternate, Jorge Hurtado Garreton, from their seats in the board of the Company were reported. Accordingly, pursuant to article 32 of Law 18,046, it was decided that the Regular Shareholders Meeting of the Company this year (reported opportunely to the Superintendency) must elect a new Board of Directors. The election of the entire Board of Directors will therefore be added to the agenda for that Meeting.

III. In view of the foregoing resolutions, for the purpose of having sufficient time to disclose the foregoing to the market and give notice of the Regular Shareholders Meeting, it was finally resolved to postpone the Regular Shareholders Meeting (the "Meeting") from Tuesday, April 11, 2006 (already reported opportunely to the Superintendency) to Wednesday, April 19, 2006 at 10:30 a.m., at the Company's offices located at Av. Carlos Valdovinos 560, Borough of San Joaquin.

         The agenda for the Meeting will therefore be the following:

         1) The Annual Report, General Balance Sheet and Financial Statements for the 2005 fiscal year and the report by the external auditors on such Financial Statements;
         2)   The distribution of profits and payment of dividends;
         3) An explanation of the Company's dividend policy and information on the procedures used in distributing and paying dividends;
         4) The election of the entire Board of Directors in application of article 32 of the Companies Law;
         5) The determination of the compensation for the members of Directors Committee, establish by Law 19705 and members of the Audit Committee required by the Sarbanes-Oxley Act of the U.S.A.
         6)   The appointment of external auditors for the 2006 fiscal year;
         7)   The appointment of risk rating agencies;
         8) A report on Board resolutions regarding transactions indicated in Article 44 of Law 18,046 since the last Shareholders Meeting; and
         9) Generally, all other matters within the purview of this meeting and any other matter of corporate interest.


                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

                          EMBOTELLADORA ANDINA S.A.

                          By: /s/ Pedro Pellegrini Ripamonti
                          ----------------------------------
                          Pedro Pellegrini Ripamonti
                          Corporate Legal Manager

Santiago, March 24, 2006